July 7, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Monster Digital, Inc.

Registration Statement on Form S-1 (SEC File No. 333-207838)

Dear Ms. Mills-Apenteng:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Monster Digital, Inc., that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30pm, Eastern Time, on July 7, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 500 copies of the Preliminary Prospectus dated June 7, 2016 (the “Preliminary Prospectus”) to underwriters, dealers, institutions and others and 300 e-red copies of the Amended Preliminary Prospectus dated June 24, 2016 (the “Amended Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others, including those which were sent a copy of the Preliminary Prospectus and indicated a desire to be part of the syndicate group or purchase securities further to the offering.

In connection with the Preliminary Prospectus and Amended Preliminary Prospectus distributions for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AXIOM CAPITAL MANAGEMENT, INC.

WESTPARK CAPITAL, INC..

As Representatives

[Signature Page Follows]

By:	AXIOM CAPITAL MANAGEMENT, INC.

By:	/s/ Michael Jacobs
Name: Michael Jacobs
Title: Managing Director

By:	WESTPARK CAPITAL, INC.

By:	/s/ Richard Rappaport.
Name: Richard Rappaport
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]